

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-11184

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
JAN 29 2002
316
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2000 (MM/DD/YY) AND ENDING November 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

L. Flomenhaft & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 West 34th Street

(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard Flomenhaft (212) 736-6880

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Ellin & Company, LLP

(Name — if individual, state last, first, middle name)

750 Lexington Avenue	New York	NY	10022-1200
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Leonard Flomenhaft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L. Flomenhaft & Co., Inc., as of November 30, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Wilhelmenia Harvey
WILHELMENIA HARVEY
Notary Public, State of New York
No. 01HA4724564
Qualified in Queens County
Commission Expires November 30, 2002

Notary Public

Leonard Flomenhaft
Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L. FLOMENHAFT & CO., INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED NOVEMBER 30, 2001



MillerEllin / company LLP

L. FLOMENHAFT & CO., INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED NOVEMBER 30, 2001

CONTENTS



MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
L. Flomenhaft & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of L. Flomenhaft & Co., Inc. as of November 30, 2001, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company's financial statements do not contain defined benefit pension plan information in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." This accounting principle generally accepted in the United States of America requires an adjustment to the balance sheet for underfunding or overfunding of participants' accumulated benefits. The effect on the financial statements of not applying this statement is not readily determinable.

In our opinion, except for the effects on the financial statements of the omission of the information discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of L. Flomenhaft & Co., Inc. as of November 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Miller, Ellin & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 15, 2002

L. FLOMENHAFT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2001

ASSETS

Cash	$ 19,269
Receivables from brokers and dealers	203,391
Securities owned, at market value (including non-readily marketable securities valued at $7,278)	144,506
Fees receivable	119,167
Furniture and equipment - net	3,014
Loans to stockholder	95,061
Other assets	48,480
	$632,888

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accrued expenses and sundry liabilities	$ 19,850
Deferred tax liability	400
Advances from stockholder	136,625
	156,875
STOCKHOLDERS' EQUITY:	
Common stock - no par value: 200 shares authorized; 200 shares issued and outstanding	18,000
Additional paid-in capital	125,000
Retained earnings	333,013
Total stockholders' equity	476,013
	$632,888

The accompanying notes are an integral part of these financial statements

L. FLOMENHAFT & CO., INC.

STATEMENT OF OPERATIONS

YEAR ENDED NOVEMBER 30, 2001

REVENUES:	
Commission income	$ 242,019
Trading profits and losses - net	(23,363)
Interest and dividends	18,821
Other income	143,536
	381,013
EXPENSES:	
Officers' salary	44,200
Other salaries and compensation	56,640
Clearance charges	128,908
Rent and electric	73,264
Travel and entertainment	27,983
Interest and bank charges	947
Professional fees	78,813
Insurance	22,261
Auto expense	13,688
Communications	10,513
Equipment rental	14,830
Depreciation	3,816
Payroll and sundry taxes	9,392
Other	10,586
	495,841
LOSS BEFORE INCOME TAXES	114,827
PROVISION FOR INCOME TAXES	1,506
NET LOSS	$ 116,334

The accompanying notes are an integral part of these financial statements

L. FLOMENHAFT & CO., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED NOVEMBER 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (116,334)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	3,816
Deferred taxes	(100)
Changes in assets and liabilities:	
Receivable from brokers and dealers	13,847
Securities owned, at market value	8,581
Fees receivable	9,289
Other assets	15,199
Accrued expenses and sundry liabilities	(6,529)
Income taxes payable	(7,765)
NET CASH USED IN OPERATING ACTIVITIES	(79,996)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Loans to stockholder	(43,334)
NET CASH USED IN INVESTING ACTIVITIES	(43,334)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advances from stockholder	136,625
NET CASH PROVIDED BY FINANCING ACTIVITIES	138,625
NET CHANGE IN CASH	13,286
CASH - beginning	5,984
CASH - end	$ 19,269
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Income tax payments	$ 8,613
Interest payments	$ 19,167

The accompanying notes are an integral part of these financial statements

L. FLOMENHAFT & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED NOVEMBER 30, 2001

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	STOCKHOLDERS'
	SHARES	AMOUNT	CAPITAL	EARNINGS	EQUITY
BALANCE - November 30, 2000	200	$18,000	$125,000	$449,347	$592,347
Net loss	-	-	-	116,334	116,334
BALANCE - November 30, 2001	200	$18,000	$125,000	$333,013	$476,013

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

L. Flomenhaft & Co., Inc. (the "Company") is an introducing broker-dealer of securities registered with the Securities and Exchange Commission. The Company earns commission income for introducing customer securities transactions to a clearing broker and generates trading profits and losses from the trading of firm securities. Commissions are generated from customers located primarily in the Northeast area of the United States. The Company also earns fees from investment banking services. Such fees arise from security offerings in which the Company acts as an underwriter or agent. The Company also receives an annual introductory fee from a foreign bank.

Basis of Recording Transactions

Securities transactions are recorded in the accounts on a settlement date basis.

Valuation of Securities

Marketable securities owned or sold but not yet purchased are valued at market with the resulting net unrealized gains and losses reflected in earnings.

Furniture and Equipment

Furniture and equipment are valued at cost, less accumulated depreciation. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of such assets.

Income Taxes

For Federal and New York State tax purposes, the Company has elected to be treated as an "S" corporation whereby the taxable income or loss of the Company passes through to the stockholders. Provision has been made for New York City corporation tax and New York State taxes applicable to S corporations.

The Company utilizes Statement of Financial Accounting Standards No. 109 (SFAS No. 109) to record income taxes. Deferred income taxes reflect temporary differences in reporting assets and liabilities for income tax and financial accounting purposes. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. The major temporary differences are depreciation and unrealized gains on securities held for investment.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

The Company maintains cash balances which at times may exceed the limits of the Federal Deposit Insurance Corp. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2 - FURNITURE AND EQUIPMENT

Furniture and equipment at November 30, 2001, consist of the following:

Furniture	$17,876
Equipment	48,360
	66,236
Less: Accumulated depreciation	63,222
	$ 3,014

Depreciation expense amounted to $3,816 for the year ended November 30, 2001.

NOTE 3 - STOCKHOLDER'S LOANS

A stockholder has loans from the Company which are payable on demand. Interest at 5.00%, in the amount of $8,613, has been imputed on the loans and is included in net income for the year ended November 30, 2001.

The same stockholder advanced the Company $136,625 in November 2001 which is expected to be repaid in January 2002.

NOTE 4 - INCOME TAXES

Provision for income taxes for the year ended November 30, 2001 consists of the following:

Current:	
State	$ -
City	1,606
	1,606
Deferred:	
State	-
City	(100)
	(100)
Total	$1,506

NOTE 5 - COMMITMENT

The Company occupies office space under a lease which expires September 30, 2005. Rental costs are $5,537 monthly through September 30, 2003, and $6,090 through September 30, 2005. At November 30, 2001, the future minimum annual lease obligations are as follows:

Fiscal Year Ending	Amount
2002	$66,440
2003	67,548
2004	73,084
2005	60,903

NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, L. Flomenhaft & Co., Inc. is subject to the requirements of Rule 15c3-1 ("The Uniform Net Capital Rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined. On November 30, 2001, the Company's aggregate indebtedness and net capital were $19,850 and $170,622, respectively. The Company's net capital was in excess of the capital requirement by $70,622.

The annual report pursuant to Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

NOTE 7 - PENSION PLAN

The Company has a defined benefit plan which covers substantially all employees who are twenty-one years of age and have completed one year of service. The Company's policy is to fund pension costs accrued. For the year ended November 30, 2001, pension expense amounted to $-0-.

Accumulated benefits determined by actuarial valuation as of November 30, 2001 are as follows:

Actuarial present value of accumulated plan benefits:	
Vested	$982,654
Non-vested	2,607
Total	$985,261

The weighted average assumed rate of return used in determining the actuarial present value of accumulated plan benefits was 7%.

The Plan's fair market value at November 30, 2001 amounted to approximately $669,000.

The above information is in accordance with SFAS No. 35 and does not take into consideration SFAS No. 87.



MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

L. Flomenhaft & Co., Inc.
New York, New York

We have audited the accompanying financial statements of L. Flomenhaft & Co., Inc. as of and for the year ended November 30, 2001, and have issued our report thereon dated January 15, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, except for the effects on the computation of net capital of not applying the provisions of SFAS No. 87 as explained in the third paragraph of our report on page 1, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller, Ellin + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 15, 2002

L. FLOMENHAFT & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED NOVEMBER 30, 2001

NET CAPITAL:		
Total stockholders' equity		$ 476,013
Deductions and/or charges:		
Non allowable assets:		
Securities not readily marketable	$ 7,278	
Non-allowable receivable	119,167	
Receivables from non-customers	95,061	
Furniture and equipment, net	3,014	
Other assets	48,480	
		273,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		203,013
HAIRCUTS ON SECURITIES POSITIONS:		
Debt securities		20,584
Other securities		11,807
		32,391
NET CAPITAL		$ 170,622
AGGREGATE INDEBTEDNESS:		
Accrued expenses and sundry liabilities		$ 19,850
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital (the greater of $100,000 or 6-2/3% of aggregate indebtedness of $19,850)		$ 100,000
Excess net capital		$ 70,622
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		11.63%

See independent auditors' report on supplementary information

L. FLOMENHAFT & CO., INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5 PART IIA FILING

YEAR ENDED NOVEMBER 30, 2001

NET CAPITAL AS REPORTED IN COMPANY'S UNAUDITED FORM X 17a-5 PART IIA FILING	$170,622
NET CAPITAL PER COMPUTATION INCLUDED IN THIS REPORT	$170,622

See independent auditors' report on supplementary information



MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
L. Flomenhaft & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements and supplementary schedules of L. Flomenhaft & Co., Inc. (the Company) for the year ended November 30, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by L. Flomenhaft & Co., Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1. Making the quarterly securities examinations, counts, verifications and comparisons, 2. Recordation of differences required by rule 17a-13, and 3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miller, Ellin & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 15, 2002


MillerEllin / company LLP